May 12, 2010

John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street NE (Mail Stop 4720)

Washington, D.C. 20549

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Dear Mr. Nolan:

On April 12, 2010, we responded to your letter dated March 29, 2010 and reported that in the course of gathering information responsive to your questions, we learned that deposits and overdrafts on the UK application of our Custody Management System (CMS) were not being recorded correctly in the general ledger. As part of our follow up we conducted a review to determine if there was any additional understatement of our assets and liabilities. During this review we were unable to determine that deposits and overdrafts on the U.S. application of our CMS system were being reported correctly. Accordingly, our April 26, 2010 letter to you reported errors in our recording of deposits and overdrafts in the U.S. version of CMS.

Upon further investigation, we confirmed that the process did exist to gross-up customer overdrafts and deposits from the US version of the CMS system and that any issue was limited to our CMS system in the U.K.

Since submitting our April 26, 2010 letter, we have also refined the calculation of the amount of erroneous netting from the CMS system in the U.K. As a result, the schedule included in our April 26, 2010 letter setting forth adjustments for various quarters in the three-year period ended December 31, 2009 has been amended to show that the quarter ended December 31, 2007 was understated by $302 million and the quarter ended September 30, 2008 was understated by $3,822 million. Other than these two quarter ends, no other quarter end in the period from January 1, 2007 to March 31, 2010 had deposits and overdrafts erroneously netted. The revised schedule is set forth on page 11 below.

One Wall Street, New York, N.Y. 10286

With respect to a comment letter dated April 28, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), this letter is our response to the Staff’s Comment Letter (the “Response”) relating to The Bank of New York Mellon Corporation’s (the “Company”) annual report on Form 10-K for the year ended December 31, 2009.

Company Response

For your convenience, the text of the Staff’s comment in the April SEC Letter is set forth in bold followed by our response. The numbered responses set out below correspond to the numbered comment in the April SEC Letter.

1.	Your response indicates that you identified circumstances where you erroneously netted securities borrowing and securities lending transactions from one subsidiary, as well as other netting errors related to deposits and overdrafts. Your response indicated that the maximum amount of these netting errors was $5.9 billion at September 30, 2008. You have concluded that the error is not material. To support your assertion, please provide us with your materiality analysis for all periods that would be impacted and that considers among other factors the criteria in SAB 99. As part of your analysis, please address the following:

a.	Whether the cause of the errors was intentional;

b.	Whether management outside of the business units where the errors were discovered was aware of the accounting practices being followed by the business unit for these transactions;

c.	Whether any key banking regulatory ratios or credit ratings of the Company or subsidiary(ies) would have been impacted; and

d.	Whether the cause of the errors was due to an internal control weakness’ and if so, management’s plans to address these weaknesses.

Please confirm that you have shared this analysis with both your independent registered public accounting firm and your audit committee and that they concur with your conclusion.

Response to Comment 1

We have attached our Staff Accounting Bulletin (SAB) 99 memo addressing the above comment. In summary, based on the quantitative and qualitative evaluation under SAB 99, management believes the errors are not material to historical balance sheets and regulatory capital ratios. Accordingly, we will not restate our historical results. Our independent registered public accounting firm, KPMG, and the BNY Mellon Audit Committee agreed with this conclusion.

2.	Tell us if the error identified has been corrected in the quarter ended March 31, 2010. Please tell us if you have performed additional testing and explain how you were able to conclude your systems have been corrected.

Response to Comment 2

The errors described in the response to Comment 1, above, have been corrected in the quarter ended March 31, 2010. We have trained the staff on the proper process and have changed the procedures to utilize the data from the CMS system.

3.	Assuming you continue to believe that the errors discussed in your letters dated April 12, 2010 and April 26, 2010 are immaterial for restatement of prior period financial statements, please disclose in your March 31, 2010 Form 10-Q that these errors were identified, the periods to which they relate, any changes made to your financial statements or internal controls in response to the identification of the errors, and you and your audit committee’s views on materiality.

Response to Comment 3

We continue to believe that the errors discussed in our letters dated April 12, 2010 and April 26, 2010 are immaterial for restatement of prior period financial statements. We disclosed the following in our Form 10-Q for the quarter ended March 31, 2010:

Netting of financial assets and financial liabilities

As a result of industry-wide inquiries, from regulators during the first quarter of 2010, BNY Mellon reviewed its financial operations for the period Jan. 1, 2007 to March 31, 2010 to assess its accounting for certain of its repurchase agreements, securities lending transactions and other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets.

We also reviewed our operations for financial assets and liabilities that have been netted on the balance sheet where a right of set-off does not exist. The review resulted in the following findings:

•	BNY Mellon did not use “Repo 105” Accounting to account for any repurchase agreements and securities lending transactions as sales in its financial statements.

•	During 2007, we erroneously netted securities borrowing and securities lending transactions from one subsidiary to one client. This process was corrected in the first quarter of 2008.

•	Deposits and loans were erroneously reported net in one of BNY Mellon’s three major custody systems on Dec. 31, 2007 and Sept. 30, 2008.

All of the identified occurrences were less than 0.6% of assets, except for one, which did not exceed 1.5% of assets. These processes have been corrected. Management has determined that the identified occurrences were immaterial, and concluded that no changes in BNY Mellon’s financial statements and no material changes in internal control over financial reporting were necessary.

4.	Please expand the details provided in your April 26, 2010 letter to more specifically disclose the nature of the errors, including supportive details both explaining how the error occurred and how you have been attempting to correct and resolve these errors. For example, we note that you refer to the conservative assumptions you used in determining the estimated increase in the amounts of deposits and loans in London and in the U.S. due to this error. Please explain how you concluded that the assumptions used were conservative and explain how they could vary and why you believe they are appropriate to use in these circumstances.

Response to Comment 4

The nature of the error was due to the netting of deposits and overdrafts where there was not a legal right of offset. Overdrafts are recorded as assets in the loan category and deposits are recorded as liabilities. In the analysis of deposits and overdrafts, the concepts of netting across customers and netting within multiple accounts of the same customer needs to be understood. U.S.GAAP does not permit netting across customers. Netting within a customer account relationship relates to the measurement of the amount of the overdraft. For example, as it relates to netting across customers, if a customer has a deposit of $200 and another customer has an overdraft in their deposit account of $30, U.S. GAAP requires deposits to be recorded at $200 and overdrafts at $30. It is not permissible to report just deposits of $170.

Our customers frequently have multiple accounts with us. If netting is legally allowed, netting within a customer account relationship can reduce or eliminate the amount of the overdraft. For example, as it relates to the measurement of an overdraft, if one customer account has an overdraft of $25 and had also left a deposit in cash of $100 in another account, we would have reported a deposit of $75. For the quarter ended March 31, 2010, we have grossed-up the balance sheet reporting to reflect deposits of $100. However, if we have the legal right of offset within the customer account, the correct accounting would have been to report a deposit of $75.

The error occurred as a result of CMS not having an interface to the BNY Mellon general ledger, and entries posted by members of the U.K. accounting team to record deposits from the sub-custodian statements and not from data from the CMS system.

To determine the impact of the error, we retrieved the gross deposit and overdraft data from the CMS system for the periods noted above and compared it to the amount recorded on the general ledger. There were two periods where the amounts per the CMS system were greater than the amount recorded on the general ledger. As a result, the balance sheet was understated by $302 million on December 31, 2007 and $3,822 million on September 30, 2008. We believe these adjustments to be conservative as they represent the maximum amount (by $31 million and $219 million respectively) of the error.

These adjustments eliminate all netting across customers and properly accounts for deposits and overdrafts. The estimate is based on the conservative measurement assumption that netting within multiple accounts for the same customer is not permitted. While we are permitted under U.S. GAAP accounting rules to net accounts for many of our customers, we are not permitted to net accounts in all cases. If we were to measure overdrafts after netting within customer accounts, the adjustments to the balance sheet would have been $271 million at December 31, 2007 and $3,603 million at September 30, 2008.

Because of the large number of customers involved, it is not practical at the current time to calculate the exact amount that could be netted; therefore, we reported the maximum amounts. We are currently working on a solution to determine where we can net within customer accounts for the preparation of future financial statements. Our Form 10-Q for the quarter ended March 31, 2010 reported overdrafts at their maximum amount without any netting within customer accounts.

5.	If, as a result of the identification of the error, you have made changes in your internal control over financial reporting, please provide the disclosures required by Item 308(c) of Regulation S-K. If you have not made changes, supplementally please advise us if you are planning on making changes, and if so when. If you do not believe any changes in your internal controls over financial reporting are necessary, please explain the basis for your conclusion. Further, tell us how you and your independent auditors were able to conclude that this was not a material weakness in your internal controls over financial reporting for the periods presented.

Response to Comment 5

We believe the changes to internal controls at BNY Mellon as a result of these errors are not material therefore no disclosure Item 308(c) of Regulation S-K is required.

We have now trained the accounting staff of the proper procedures. Support for deposit and overdraft balances are now based off the underlying customer deposit and overdraft data from the CMS system and not the third party sub-custodian statements. Given the immateriality of the amounts involved and related CMS custody system flows (only one of three custody systems and further limited to the U.K. aspects of our CMS custody system) we do not believe the deficiency rises to the level of significant deficiency or material weakness. Furthermore, we have compensating controls that would have captured a larger error. For example, we perform periodic financial statement analytical reviews at a disaggregated business line level that would have detected a larger error. KPMG LLP agrees with our views and conclusion.

6.	Please tell us (a) whether you have discussed with the audit committee and your independent registered public accounting firm the likelihood, in light of the errors discussed in your letter, that there are additional errors in your financial statements for the three year period ended December 31, 2009 and (b) the substance of those discussions.

Response to Comment 6

We conducted a review of our operations to determine if there were any transactions described in your letter on March 29, 2010. This review identified one current misstatement but in full response to your question we have also included a previously identified error from 2008. As a result of the review, we concluded it was unlikely there were additional understatement errors in our financial statement for the three year period ended December 31, 2009. We discussed the results of this review with KPMG and the BNY Mellon Audit Committee on April 12 and May 5, 2010. They agreed with our conclusions.

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Should you have any additional questions or comments, please contact me at (212) 635-1901 (facsimile transmission (212) 635-1121) or John Park, Controller, at (212) 635-7080 (facsimile transmission (212) 635-8523).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Name:	Thomas P. Gibbons
Title:	Chief Financial Officer

The Bank of New York Mellon Corporation

SAB 99 Evaluation of Netting Errors

Executive Summary

As part of an industry-wide “Dear CFO Letter”, the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) sent a letter on 3/29/10 which asked the Company if it had recorded any securities repurchase (“repo”) or securities lending transactions as sales, i.e., sold off-balance sheet over the last three years. We responded we had not. The Staff’s letter also asked whether any netting treatment had been accorded to other assets and liabilities where the appropriate accounting guidance (principally, legal right of offset) had not been met. In accordance with FASB ASC 860-10, we had not recorded any repurchase agreements as sales (the SEC’s principal item of focus). We also diligently examined other assets and liabilities where netting is used.

Our April 12, 2010 response and follow-up April 26, 2010 letter to the SEC cited two matters:

•	A previously-discovered immaterial error (securities borrowed and securities lent at a subsidiary) that had been corrected in early 2008, and reported to the Audit Committee in February 2008.

•

Immaterial netting errors of deposit and loans (i.e., overdrafts) in the CMS custody system in the U.K. and U.S. since 12/31/07. We have subsequently determined that the deposits and loans were being recorded accurately for the U.S.

None of these errors affected reported P/L, and the impacts on the balance sheets and capital ratios during these periods were clearly immaterial from a quantitative and qualitative perspective.

SAB 99 Evaluation

In Staff Accounting Bulletin (SAB) 99, the SEC stated “quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.” The guidance goes on to state that “an assessment of materiality requires that one views the facts in the context of the ‘surrounding circumstances’, as the accounting literature puts it, or the ‘total mix’ of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the ‘total mix’ includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.”

Furthermore SAB 99 states: “as a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor’s attention could have a material effect on the financial statements. Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•	whether the misstatement masks a change in earnings or other trends

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•	whether the misstatement changes a loss into income or vice versa

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

•	whether the misstatement affects the registrant’s compliance with regulatory requirements

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

•	whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	whether the misstatement involves concealment of an unlawful transaction.”

Evaluation of Securities borrowing and lending at Clearing Services

Recap of error

In early 2008, BNY Mellon determined that it had erroneously netted securities borrowing and securities lending transactions for one customer at one subsidiary in 2007. This conclusion was reached after the accounting for the transactions was discussed with KPMG LLP, BNY Mellon’s independent auditor. Clearing Services had been relying on FIN 41, the AICPA Audit Guide for Broker-Dealers and industry practice. This accounting conclusion was determined not to be appropriate since the transaction did not meet the netting requirements of paragraph 3 of FIN 41. For example, the counterparty securities lending agreement did not have an explicit settlement date by trade and the trades did not settle with a net cash payment or receipt. This error in accounting was determined to be immaterial by BNY Mellon and KPMG LLP agreed with this conclusion. The error was reported to the BNY Mellon Audit Committee in February 2008 and the error was corrected in the first quarter of 2008. In 2007, the balance sheet was incorrectly netted as follows (see Table 1 for quantitative impact):

Quarter ended	$ millions
March 31, 2007	$532
June 30, 2007	$701
September 30, 2007	$725
December 31, 2007	$543

Evaluation of SAB 99 criteria

The error was unintentional and resulted from an incorrect interpretation of FIN 41and its applicability by analogy to securities lending transactions. This interpretation did not affect the accounting in other BNY Mellon sectors. Management was not aware that the contract did not comply with FIN 41.

The following SAB 99 factors are not applicable as the balance sheet error did not affect the income statements:

•	It did not mask a change in earnings or other trends.

•	It was not an attempt to overcome failure to meet analysts’ consensus expectations.

•	It did not change a loss into income or vice versa.

The other SAB 99 factors were evaluated as follows:

•	The misstatement did not arise from an item that is not capable of precise measurement.

•

The immateriality of the balance sheet amounts involved would not have affected the conclusions reached on Clearing Services’ results. Based on our prior experiences with these financial statement balances, our constituents (rating agencies, equity and fixed income analysts) would not view the impact on balance sheet line item trends as meaningful.

•

It did not affect BNY Mellon’s or Clearing Services’ compliance with regulatory requirements. The impact of the error on our capital ratios was insignificant and did not impact our compliance with regulatory capital requirements.

•	It did not affect BNY Mellon’s or Clearing Services’ compliance with loan covenants or other contractual requirements.

•

Management compensation and incentives would not have been affected if the balance sheet netting had not occurred. The Board of Directors and the Compensation Committee do not use any of the misstated line items in determining management’s compensation or incentives.

•	It did not involve concealment of an unlawful transaction.

In summary, BNY Mellon management reviewed all of the criteria identified in SAB 99 and concluded that the adjustment was not material – quantitatively or qualitatively – to the previous financial statements and they were not adjusted. As illustrated on Table 1, the maximum misstatement in 2007 was 0.55 % of total assets and 0.61% of total liabilities, which is clearly insignificant to BNY Mellon.

The impacts on key regulatory capital ratios are summarized on Table 2.

Internal controls consideration

Based on the above analysis, management concluded that, due to the nature and immateriality of the item and the unique accounting judgment considerations discussed above, the error did not rise to the level of a significant deficiency or material weakness and the cause of the error was not due to an internal control weakness. The error did represent a deficiency in internal control and the process and controls for recording the one customer’s transactions were updated.

Conclusion

The error was immaterial quantitatively and qualitatively under the SAB 99 criteria. KPMG and the BNY Mellon Audit Committee agreed with this conclusion.

Evaluation of Custody Deposit System Netting

Recap of error

Overdrafts should only be netted against deposits when customer contracts explicitly permit it. The Company determined that overdrafts in CMS (one of its three custody systems) were incorrectly being netted against deposits.

CMS keeps the records of client securities and cash holdings. CMS is a legacy Mellon system, so the legacy BNY Mellon financial statements would not have been impacted prior to the July 1, 2007 merger. CMS receives data from the various sub-custodians used by BNY Mellon. For foreign deposits, CMS has no interface to the G/L, and entries are posted by members of the U.K. accounting team to record deposits from the sub-custodian statements and not from the CMS system. In certain periods, as a result of this lack of understanding related to recording deposits and overdrafts, the balance sheet was understated as follows (see Table 1 for quantitative impact):

Quarter ended	$ millions
December 31, 2007	$302
September 30, 2008	$3,822

The estimate is based on the conservative assumption by BNY Mellon that multiple accounts for the same customer are not permitted to be netted. While we are permitted under U.S. accounting rules to net accounts for some of our customers, we are not permitted to net accounts in all cases.

For example, a customer may have an overdraft in one of their accounts while another account may contain a larger amount of cash. If we are able to net within a customer account relationship, there would be no overdraft. With respect to our customers in the U.K. who are on the CMS system, we do not know all the accounts where we would be allowed to net. As a result, we reported the accounts at their maximum overdraft amount in the above table.

Because of the large number of customers involved, it is not practical at the current time to calculate the exact amount that could be netted; therefore, we reported the maximum amounts. We are currently working on a solution to determine where we can net within customer accounts for the preparation of future financial statements. Our Form 10-Q for the quarter ended March 31, 2010 reported overdrafts at their maximum amount without any netting within customer accounts.

Evaluation of SAB 99 criteria

The error was unintentional. We do not believe management of BNY Mellon was aware of the error prior to the first quarter of 2010.

The following SAB 99 factors are not applicable as the balance sheet error did not affect the income statements:

•	It did not mask a change in earnings or other trends.

•	It was not an attempt to overcome failure to meet analysts’ consensus expectations.

•	It did not change a loss into income or vice versa.

The other SAB 99 factors were evaluated as such:

•	The misstatement did not arise from an item that is not capable of precise measurement.

•

The immateriality of the balance sheet amounts involved would not have affected the conclusions reached on Asset Servicing Sector results. Based on our prior experiences with these financial statement balances, our constituents (rating agencies, equity and fixed income analysts) would not view the impact on line item trends as meaningful.

•	It did not affect BNY Mellon’s or Asset Servicing sector’s compliance with regulatory requirements. The impact of the error on our capital ratios was not significant.

•	It did not affect BNY Mellon’s or Asset Servicing sector’s compliance with loan covenants or other contractual requirements.

•

Management compensation and incentives would not have been affected if the balance sheet netting had not occurred. The Board of Directors and the Compensation Committee do not use any of the misstated line items in determining management’s compensation or incentives.

•	It did not involve concealment of an unlawful transaction.

In summary, we reviewed all of the criteria identified in SAB 99 and concluded that the adjustment would not be material to the previous financial statements – qualitatively or quantitatively – and they were not adjusted. Further, from a qualitative perspective, the adjustment would not materially affect how the investor community would view the Company or its results. As illustrated on Table 1, the maximum misstatement for any of the periods noted was 1.43 % of total assets and 1.59% of total liabilities which is clearly insignificant to BNY Mellon.

The impacts on key regulatory capital ratios are summarized on Table 2.

Internal controls consideration

Given the immateriality of the amounts involved and related CMS custody system flows (only one of three custody systems and further limited to the U.K. aspects of our CMS custody system) we do not believe the deficiency rises to the level of significant deficiency or material weakness.

Furthermore, we have compensating controls that would have captured a larger error. For example, we perform periodic financial statement analytical reviews at a disaggregated business line level that would have detected a larger error.

Conclusion

Based on the above quantitative and qualitative evaluation under SAB 99 criteria, management believes the CMS misstatements are immaterial to the balance sheets and key regulatory capital ratios of BNY Mellon. In addition the combination of the two misstatements at December 31, 2007 is immaterial to the balance sheets and key regulatory capital ratios of BNY Mellon. We will not restate these items shown in the respective annual and quarterly financial statements during the three-year period ending December 31, 2009. KPMG and theBNY Mellon Audit Committee agreed with this conclusion.

Table 1 Materiality of Misstatements on BNY Mellon Balance Sheet Line Items

($ millions)	3/31/ 2007	6/30/2007	9/30/2007	12/31/2007	9/30/ 2008
Sec Lending Netting Error	$532	$701	$725	$543	—
Custody O/D’s Netting Error	—	—	—	$302	$3,822
Error as a % of reported amounts
Fed Funds Sold & Securities Purchased Under Resale Agreements	31.07%	5.84%	17.29%	5.96%	—
Loans	—	—	—	0.59%	6.47%
Total Assets	0.53%	0.55%	0.39%	0.43%	1.43%
Fed Funds Purchased & Securities Sold Under Repurchase Agreements	68.82%	45.43%	24.75%	24.76%	—
Deposits	—	—	—	0.26%	2.19%
Total Liabilities	0.60%	0.61%	0.47%	0.50%	1.59%

Table 2 Materiality of Misstatements on BNY Mellon Capital Ratios

($ millions)	Sec Lending Error				Custody O/Ds Netting Error
	3/31/ 2007	6/30/2007	9/30/2007	12/31/2007	12/31/2007	9/30/ 2008
Misstatement	$532	$701	$725	$543 *	$302 *	$3,822
Tier 1 Capital	0.0%	0.0%	0.0%	0.0%	0.0%	-0.2%
Total Capital	0.0%	0.0%	0.0%	0.0%	0.0%	-0.3%
Leverage Ratio	0.0%	-0.1%	0.0%	0.0%	0.0%	-0.2%

*	When combined, the misstatement is $845 million and the impact on the Tier 1 Capital, Total Capital and Leverage Ratio is 0.0%, 0.0% and 0.0%, respectively.